

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 7, 2009

By facsimile to (732) 577-1188 and U.S. Mail

Mr. Arnold R. Klann
President and Chief Executive Officer
BlueFire Ethanol Fuels, Inc.
31 Musick
Irvine, CA 92618

Re: BlueFire Ethanol Fuels, Inc.
        Pre-effective Amendments 1 and 2 to Registration Statement on Form S-1
        Filed November 9 and 20, 2009
        File No. 333-161772

Dear Mr. Klann:

        We reviewed the filings and have the comments below.

General

1.   We note that BlueFire reduced the size of the offering by affiliates from 3,500,000 to
        2,500,000 shares of common stock in response to prior comment 1, but that RCR Trust is
        offering 2,000,000 of these shares. Please provide us your analysis as to why RCR Trust
        is engaged in a true resale offering and is not engaged in a distribution by or on behalf of
        BlueFire, given the size of RCR Trust's offering relative to the number of shares of
        common stock outstanding that are held by non-affiliates. Provide us all necessary facts
        to support your analysis. In this regard, please see our Compliance and Disclosure
        Interpretations regarding Securities Act Forms, paragraph 214.02, available on the
        Commission's website at http://www.sec.gov.

Selling Stockholders, page 37

2.   Include in the registration statement the information given to us in response to prior
        comments 4 and 5.

Interests of Named Experts and Counsel, page 40

3.   Refer to prior comment 7. As requested previously, include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Exhibit Index

4.   Refer to prior comment 9. As requested previously, include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: X-Pedited Transfer Corporation
    Agent for Service, BlueFire Ethanol Fuels, Inc.
    535 16th Street, Suite 810
    Denver, CO 80202

Joseph M. Lucosky, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726